Filed pursuant to Rule 424(b)(3)

Registration No. 333-266465

PROSPECTUS SUPPLEMENT NO. 3

(to Prospectus dated August 8, 2022)

ProFrac Holding Corp.

Up to 1,545,575 shares of Class A common stock

This prospectus supplement supplements the prospectus dated August 8, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266465). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 8.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 6, 2022 (the “Current Report”). Accordingly, we have attached the pertinent item from the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling stockholders identified in the Prospectus (the “Selling Stockholders”), or their permitted transferees, of up to 1,545,575 shares of Class A common stock of ProFrac Holding Corp., a Delaware corporation. We will not receive any of the proceeds from such sales of the shares of our Class A common stock by the Selling Stockholders.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and public warrants are listed on the Nasdaq Global Select Market under the symbols “ACDC” and “ACDCW.” The last reported sales price of our Class A common stock and public warrants on the Nasdaq Global Select Market on December 5, 2022 was $22.88 per share and $0.054 per warrant, respectively.

We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or JOBS Act, and as such, we have elected to take advantage of certain reduced public company reporting requirements for the Prospectus and future filings. See “Risk Factors” and “Summary—Emerging Growth Company” in the Prospectus.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 36 of the Prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 6, 2022.

Current Report

Item 8.01 Other Information.

On December 5, 2022, ProFrac II LLC entered into a Membership Interest Purchase Agreement by and among ProFrac II LLC, Monarch Capital Holdings, LLC, a Texas limited liability company (“Monarch Capital”), Monarch Silica, David E. Welch and Paul A. Welch, pursuant to which ProFrac II LLC agreed to purchase from Monarch Capital 100% of the issued and outstanding membership interests of Monarch Silica (such transactions contemplated by the Membership Interest Purchase Agreement, collectively, the “Equity Transaction”).

On December 5, 2022, 2022, in connection with the Equity Transaction, ProFrac II LLC entered into a Real Property Purchase and Sale Agreement by and between ProFrac II LLC and DPW Investments, LLC, a Texas limited liability company (“DPW”), pursuant to which ProFrac II LLC agreed to purchase from DPW all of its right, title and interest in and to certain real property located in Bexar County, Texas (such transactions contemplated by the Real Property Purchase Sale Agreement, the “Real Property Transaction” and together with the Equity Transaction, the “Monarch Transaction”).

The aggregate purchase price of the Monarch Transaction is $175 million, of which (i) $87.5 million will be payable in cash at the closing of the Monarch Transaction, and (ii) the remaining $87.5 million will be paid in the form of a secured note payable by ProFrac II LLC (the “Note”).

The Note bears interest at a rate of 2.50% per annum and matures on the earlier of (i) the two-year anniversary of the date of the Note and (ii) the date on which all amounts thereunder are due and payable pursuant to the terms and conditions thereof. A portion of the cash consideration is subject to certain post-closing adjustments. The closing of the Monarch Transaction is subject to customary closing conditions, including regulatory approvals and absence of legal impediments.